082-00913

J Sainsbury plc



10016059

SEC
Mail Processing
Section

Washington, DC
107

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities Exchange Commission
Office of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 20546
USA

SEC
Mail Processing
Section

JUL 26 2010

Washington, DC
107

15 July 2010

SUPPL

Dear Sir

Please find enclosed a copy of an announcement made to the London Stock Exchange on 14 & 15 July 2010.

Yours faithfully,

Philip Davies
Assistant Company Secretary

DLW 7/28

Registered office as above
Registered number 185647 England

20/000677

100% post consumer waste recycled paper

14 July 2010

Announcement of AGM Poll Results

Following the Annual General Meeting held today, J Sainsbury plc announces the results of the poll vote for each resolution as follows:

Annual General Meeting Resolutions numbered as per Notice of Meeting		For		Against		Abstentions
		Number	%	Number	%	Number
1	To receive and adopt the audited accounts for the 52 weeks to 20 March 2010	1,318,310,583	99.90	1,275,728	0.10	2,910,920
2	To approve the Remuneration Report for the 52 weeks to 20 March 2010	1,297,726,068	98.20	23,785,854	1.80	982,435
3	To declare a final dividend of 10.2 pence per ordinary share	1,319,130,503	100.00	27,235	0.00	3,342,355
4	To elect David Tyler as a Director	1,316,003,414	99.72	3,656,819	0.28	2,837,301
5	To re-elect Val Gooding as a Director	1,316,240,837	99.74	3,421,758	0.26	2,837,990
6	To re-elect Justin King as a Director	1,309,659,891	99.61	5,154,115	0.39	7,683,143
7	To re-appoint PricewaterhouseCoopers LLP as Auditors	1,303,705,315	99.16	11,065,910	0.84	7,722,681
8	To authorise the Audit Committee to agree the Auditors' remuneration	1,310,818,913	99.33	8,838,908	0.67	2,836,761
9	To authorise the Directors to allot shares	1,314,916,555	99.64	4,690,661	0.36	2,886,980
10	To authorise the Directors to disapply statutory pre-emption rights (Special Resolution)	1,316,389,992	99.77	2,982,667	0.23	3,087,841
11	To renew the Directors authority to operate the Company's All Employee Share Ownership Plan	1,318,625,083	99.97	395,391	0.03	3,473,364
12	To authorise the Company to make 'political donations' and incur 'political expenditure'	1,303,490,575	99.35	8,488,244	0.65	10,431,336
13	To authorise the Company to purchase its own shares (Special Resolution)	1,318,662,139	99.93	977,878	0.07	2,849,548
14	To authorise the Company to call a general meeting on not less than 14 clear days' notice (Special Resolution)	1,225,914,288	92.94	93,130,194	7.06	3,455,605
15	To adopt new Articles of Association (Special Resolution)	1,318,096,453	99.95	640,053	0.05	3,761,729

In accordance with Listing Rule 9.6.2 copies of all the resolutions passed, other than ordinary business, will be submitted to the UK Listing Authority ("UKLA") and will be available for inspection at the UKLA's Document Viewing Facility, which is situated at Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS.

Enquiries:

Investor Relations
Anna Tee
+44 (0) 20 7695 7144

Media
Ben Crowther
+44 (0) 20 7695 0767

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer

J Sainsbury plc

2. State whether the notification relates to

(i) a transaction notified in accordance with DR 3.1.4R(1)(a)

3. Name of person discharging managerial responsibilities/director

Tim Fallowfield

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

n/a

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Tim Fallowfield

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares 28 4/7p each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Tim Fallowfield

8. State the nature of the transaction

Exercise of a Sharesave option over 806 shares at 328.0pence.

9. Number of shares, debentures or financial instruments relating to shares acquired

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

n/a

11. Number of shares, debentures or financial instruments relating to shares disposed

806 shares sold

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

n/a

13. Price per share or value of transaction

Shares sold at 350.97 pence

14. Date and place of transaction

14 July 2010

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

345,168 shares

16. Date issuer informed of transaction

14 July 2010

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

Hazel Jarvis 0207 695 6378

Name and signature of duly authorised officer or *issuer* responsible for making notification

Hazel Jarvis

DATE OF NOTIFICATION 14 July 2010